UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On November 6, 2025, TNL Mediagene, a Cayman Islands exempted company (the “Company”), received a staff determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company had not regained compliance with Nasdaq Listing Rule 5550(a)(2) requiring listed securities to maintain a minimum bid price of $1.00 per share by November 3, 2025, and is not eligible for a second 180-day grace period.

The Determination Letter has no immediate effect on the listing of the Company’s ordinary shares on The Nasdaq Capital Market. The Company intends to timely request a hearing, which will automatically stay any suspension or delisting action pending the hearing and the expiration of any additional extension period granted by the Nasdaq Hearing Panel (the “Panel”) following the hearing. In that regard, pursuant to the Nasdaq Listing Rules, the Panel has the authority to grant an extension not to exceed 180 days from the date of the Determination Letter.

Exhibit No.	Description of Exhibits
99.1	Press Release by TNL Mediagene dated November 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: November 7, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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